Filed by Jones Lang LaSalle Incorporated (SEC File No. 001-13145) pursuant to Rule 425 under the Securities Act of 1933, as amended. Subject Company: HFF, Inc. (SEC File No. 001-33280)
News Release

JLL to Accelerate Growth in Capital Markets Business Through Acquisition of HFF
HFF capabilities will significantly bolster JLL’s full-service Capital Markets business
Combination will create an industry-leading Capital Markets platform
CHICAGO and DALLAS, March 19, 2019 - Jones Lang LaSalle Incorporated (NYSE: JLL) and HFF, Inc. (NYSE: HF) today announced that they have entered into a definitive agreement under which JLL will acquire all the outstanding shares of HFF in a cash and stock transaction with an equity value of approximately $2 billion. The transaction has been unanimously approved by the boards of directors of both companies.
HFF is one of the largest and most successful commercial real estate capital markets intermediaries in the U.S., marked by decades-long relationships with clients, a talented leadership team and best-in-class capital markets advisors. Since 1998, HFF has closed more than $800 billion in over 27,000 transactions, achieving record revenue in 2018 of more than $650 million. Mark Gibson, CEO of HFF, will join JLL as CEO, Capital Markets, Americas and Co-Chair of its Global Capital Markets Board.
“Increasing the scale of our Capital Markets business is one of the key priorities in our Beyond strategic vision to drive long-term sustainable and profitable growth. The combination with HFF provides a unique opportunity to accelerate growth and establish JLL as a leading capital markets intermediary, with outstanding capabilities,” said Christian Ulbrich, Global CEO of JLL. “We have long admired HFF for its expertise and leading reputation in the industry, as well as its client-first culture of teamwork, ethics and excellence, which aligns with our own. I believe that combining our organizations will deliver a range of compelling benefits for our clients, employees and shareholders.”
“This is a terrific transaction for our shareholders, providing them with an immediate cash payment and the opportunity to participate in the long-term value of the combined company,” said Gibson. “In addition, we believe the combination with JLL will create a superior platform for our shareholders, clients and employees than either company would have independent of the other and will significantly accelerate our firm’s strategic plan. JLL’s team-oriented culture with the additional standards of high character and integrity are an excellent match with the HFF culture, which has been HFF’s fundamental differentiator since its inception.”
Transaction Details
Under the terms of the agreement, HFF shareholders will receive $24.63 in cash and 0.1505 JLL shares for each HFF share. Based on the closing price of JLL stock of $163.02 on March 18, 2019, the cash and stock consideration to be received by HFF shareholders at closing is valued at $49.16 per HFF share. The share price represents a premium of approximately 22 percent and 25 percent compared to the volume weighted average price of HFF over 60 and 90 trading days, respectively, and a premium of approximately 6 percent over the closing stock price on March 18, 2019 (before the positive impact of the $1.75 per share special dividend declared on January 31, 2019 and paid on February 27, 2019). Upon closing of the transaction, JLL shareholders are expected to own approximately 87 percent of the combined company, and HFF shareholders are expected to own approximately 13 percent. All seven

Executive Committee members of HFF have agreed to vote their shares, representing 3 percent ownership of HFF, in favor of the transaction. Key HFF senior leaders and capital markets advisors have entered into 3-4 year commitments related to employment, non-competition and/or retention. Finally, JLL anticipates adding one of HFF’s existing directors to JLL’s Board of Directors effective as of the closing of the transaction.
JLL intends to fund the cash portion of the purchase price consideration with a combination of cash reserves and its existing syndicated credit facility. The combination is expected to deliver significant run-rate synergies, estimated at approximately $60 million over two to three years.
The transaction is expected to close in the third quarter of 2019, subject to HFF shareholder approval and customary closing conditions, including regulatory review. The transaction is not contingent upon receipt of financing.
Compelling Strategic Rationale and Long-Term Value Creation
Through this combination, JLL will significantly bolster its full-service Capital Markets services to clients. The transaction will allow JLL to rapidly scale its U.S. Capital Markets presence, accelerate growth of its debt advisory business in Europe and Asia Pacific and drive increased operating efficiency globally.
HFF shareholders will receive attractive value for their HFF shares, combining an immediate cash element with the opportunity to participate in the future success and high growth potential of JLL. HFF shareholders will benefit from owning shares in a global organization with a variety of additional services to offer clients, including industry-leading agency leasing, property management, valuations and project management services.
The combination of JLL and HFF will create a platform that attracts, develops and retains the best talent in the industry. Additionally, the combination of the companies’ complementary investments in technology will further strengthen JLL’s digital capabilities, reinforcing its position as a digital leader with superior team connectivity, improved back-end processes and best-in-class client tools.
This acquisition is expected to create long-term strategic value for both JLL and HFF investors. It will be accretive to adjusted earnings per share in the first full financial year after completion and generate strong pro forma cash flow, allowing for consistent and timely deleveraging.
Advisors
JP Morgan is serving as exclusive financial advisor for JLL, and Sidley Austin LLP as legal counsel. Morgan Stanley & Co. LLC is acting as exclusive financial advisor for HFF, and Dechert LLP as legal counsel.
Webcast
Management will offer a live webcast for shareholders, analysts and investment professionals at 10:00 AM Eastern Time. The link to the webcast can be accessed at the JLL Investor Relations website: ir.jll.com.
Conference Call Details
Management will also conduct a conference call. If you are unable to join the live webcast and would like to participate in the teleconference, please dial into one of the following phone numbers five to ten minutes before the start time (the conference ID will be required):
United States callers: +1 877 701 6182
International callers: +1 647 689 5462
Conference ID: 1858889
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About JLL
JLL (NYSE: JLL) is a leading professional services firm that specializes in real estate and investment management. Our vision is to reimagine the world of real estate, creating rewarding opportunities and amazing spaces where people can achieve their ambitions. In doing so, we will build a better tomorrow for our clients, our people and our communities. JLL is a Fortune 500 company with annual revenue of $16.3 billion, operations in over 80 countries and a global workforce of over 90,000 as of December 31, 2018. JLL is the brand name, and a registered trademark, of Jones Lang LaSalle Incorporated. For further information, visit jll.com
About HFF
Through its subsidiaries, Holliday Fenoglio Fowler, L.P., HFF Real Estate Limited, HFF Securities L.P. and HFF Securities Limited, HFF operates out of 26 offices and is one of the leading and largest full-service commercial real estate financial intermediaries, providing commercial real estate and capital markets services to both the consumers and providers of capital in the commercial real estate sector. HFF offers clients a fully-integrated capital markets platform including debt placement, investment advisory, equity placement, funds marketing, M&A and corporate advisory, loan sales and commercial loan servicing.
Forward-Looking Statements
This communication may contain certain statements that predict or forecast future events or results, or intentions, beliefs and expectations or predictions for the future of JLL (the “Company”) and HFF (“HFF”), which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including statements with respect to the anticipated effects of the proposed transaction, expectations with respect to synergies, the proposed transaction’s anticipated benefits to stockholders, the anticipated timing of the closing of the proposed transaction and plans with respect to the leadership of the combined company following the closing of the proposed transaction. Words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “seeks,” “projects” or words of similar meaning, or future or conditional verbs, such as “will,” “should,” “would,” “could,” “may” or variations of such words and similar expressions are intended to identify such forward-looking statements, which are not statements of historical fact or guarantees or assurances of future performance. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking.
Actual results could differ materially from those projected or forecast in the forward-looking statements. The factors that could cause actual results to differ materially include, without limitation, the following risks, uncertainties or assumptions: the satisfaction of the conditions precedent to the consummation of the proposed transaction, including, without limitation, the receipt of HFF stockholder and regulatory approvals on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the proposed transaction, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the proposed transaction within the expected time period (if at all); potential difficulties in the Company’s and HFF’s ability to retain employees as a result of the announcement and pendency of the proposed transaction; the Company’s ability to obtain and maintain an investment grade credit rating and obtain financing on the anticipated terms and schedule; risks relating to the value of the Company’s shares to be issued in the proposed transaction; disruptions of the Company’s and HFF’s current plans, operations and relationships with customers caused by the announcement and pendency of the proposed transaction; legal proceedings that may be instituted against the Company and HFF following announcement of the proposed transaction; and other factors described in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the Securities and Exchange Commission (the “SEC”) on February 26, 2019, HFF’s annual report for the fiscal year ended December 31, 2018, which was filed with the SEC on February 28, 2019, and other filings made by the Company and HFF from time to time with the SEC. The factors described in such SEC filings include, without limitation: the effect of political, economic and market conditions and geopolitical events; the logistical and other challenges inherent in operating in numerous different countries; the actions and initiatives of current and potential competitors; the level and volatility of real estate prices, interest rates, currency values and other market indices; the outcome of pending litigation; and the impact of current, pending and future legislation and regulation.
Neither the Company nor HFF undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.
No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.
Additional Information Regarding the Proposed Transaction and Where to Find It
The proposed transaction involving the Company and HFF will be submitted to the stockholders of HFF for their consideration. In connection with the proposed transaction, the Company will prepare a registration statement on Form S-4 that will include a proxy statement/prospectus for HFF’s stockholders to be filed with the SEC, and HFF will mail the proxy statement/prospectus to its stockholders and both the Company and HFF will file other documents regarding the proposed transaction with the SEC. However, such documents are not currently available. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, AS APPLICABLE, INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND/OR HFF ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT / PROSPECTUS REGARDING THE PROPOSED MERGER TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and securityholders may obtain free copies of the definitive proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of the Company and HFF, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge under the “Investor relations” section of the Company’s website located at http://www.jll.com or by contacting the Company’s Investor Relations Department at (312) 252-8943 or JLLInvestorRelations@jll.com. Copies of the documents filed with the SEC by HFF will be available free of charge under the “Investor Relations” section of HFF’s website located at http://www.hfflp.com or by contacting HFF’s Investor Relations Department at (718) 852-3500 or InvestorRelations@hfflp.com
Participants in the Solicitation
The Company and HFF and their respective directors and executive officers, certain other members of their respective management and certain of their respective employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed merger transaction. Information about the directors and executive officers of HFF is set forth in its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on April 28, 2018, and its annual report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 28, 2019, each of which can be obtained free of charge from the sources indicated above. Information about the directors and executive officers of the Company is set forth in its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on April 19, 2018, and its annual report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 26, 2019, each of which can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
Contacts
Investors:
Grace Chang
JLL Managing Director, Corporate Finance & Investor Relations
(312) 228-2251
Grace.Chang@jll.com

Myra F. Moren
HFF Managing Director, Investor Relations
(713) 852-3500
MMoren@hfflp.com
Media:
Gayle Kantro
JLL Senior Director, Global Communications
(312) 228-2795
Gayle.Kantro@am.jll.com